EX. 99.1

December 13, 2019TSX: SAM

Starcore Reports Q2 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the second quarter ended October 31, 2019 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“The recent operational efficiency programs are starting to take hold on the operational and administrative level. While we saw a difficult August in production coupled with the severance costs of the employee layoffs, the mine still produced more profitable ounces in last two months of the quarter” reported Robert Eadie, C.E.O. and President of the company. “In addition to this transition, we are pleased with the updated 43-101 that indicates 10+ years of mine reserves and resources and our new technical staff at the mine are focused on developing and exploring our land package for additional gold discoveries.”

Financial Highlights for the three-month period ended October 31, 2019 (unaudited):

•	Cash and short-term investments on hand is $2.7 million at October 31, 2019;
•	Gold and silver sales of $5.8 million;
•	Loss of $1.1 million, or $(0.02) per share;
•	EBITDA(1) of $(342) for the six month period ended October 31, 2019;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the three and six months ended October 31, 2019 and 2018:

(in thousands of Canadian dollars) (Unaudited)	Three Months ended October 31,		Six Months ended October 31,
	2019	2018	2019	2018
Revenues	$5,804	$8,711	$12,193	$19,334
Cost of Sales	(6,024)	(9,092)	(12,363)	(19,042)
Earnings (Loss) from mining operations and toll processing	(220)	(381)	(170)	292
Administrative expenses, interest and foreign exchange	(939)	(771)	(2,028)	(1,836)
Sale of Altiplano	(3)	-	(39)	-
Allowance for receivables	-	(441)	-	(441)
Impairment of plant and equipment	-	(5,943)	-	(5,943)
Disposal of E&E assets	-	(82)	-	(82)
Income tax (expense) recovery	100	(508)	344	(497)
Net income (Loss)	$(1,062)	$(8,126)	$(1,893)	$(8,507)
(i) Income (Loss) per share – basic	(0.02)	(0.16)	$(0.04)	$(0.17)
(ii) Income (Loss) per share – diluted	(0.02)	(0.16)	$(0.04)	$(0.17)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the six months ended October 31,	2019	2018
Net loss	$(1,893)	$(8,507)
Sale of Altiplano	39	-
Allowance for receivables	-	441
Disposal of E&E assets	-	82
Impairment of plant and equipment	-	5,943
Income tax expense (recovery)	(344)	497
Interest	173	126
Depreciation and depletion	1,683	1,979
EBITDA	$(342)	$561
EBITDA MARGIN(2)	(2.8)%	2.9%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended October 31, 2019:

•	Equivalent gold production of 3,050 ounces;
•	Mine operating cash cost of US$1,259/EqOz;
•	All-in sustaining costs of US$1,527/EqOz for the six months ended October 31, 2019;

The following table is a summary of mine production statistics for the San Martin mine for the three and six months ended October 31, 2019 and for the previous year ended April 30, 2019:

		Actual Results for
	Unit of measure	3 months ended October 31, 2019	6 months ended October 31, 2019	12 months ended April 30, 2019
Mine Production of Gold in Dore	thousand ounces	2.7	6.0	13.7
Mine Production of Silver in Dore	thousand ounces	31.1	67.2	224.5
Gold equivalent ounces	thousand ounces	3.1	6.8	16.4

Silver to Gold equivalency ratio		84.8	86.9	81.9
Mine Gold grade	grams/tonne	1.78	1.90	1.63
Mine Silver grade	grams/tonne	34.2	33.4	39.6
Mine Gold recovery	percent	87.4%	86.0%	86.2%
Mine Silver recovery	percent	52.3%	55.4%	58.4%
Milled	thousands of tonnes	54.1	114.9	301.9
Mine operating cash cost per tonne milled	US dollars/tonne	71	73	58
Mine operating cash cost per equivalent ounce	US dollars/ounce	1,259	1,245	1,061

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936Telephone: 416-402-2341

Toll Free:   1-866-602-4935

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for the adequacy or accuracy of this press release.